LION LAND BERHAD (415-D)

A Member of The Lion Group

02015773

28 February 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 21 February 2002, Re: Quarterly Report on consolidated results for the financial period ended 31 December 2001 for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dw 3/14

Form Version 2.0

Financial Result Announcement

Ownership transfer to **LLB/EDMS/KLSE** on **21-02-2002 06:31:07 PM**
Reference No **LL-020221-9C4CF**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION LAND BERHAD**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ **1 Qtr** ● **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

Quarterly report on consolidated results for the financial period ended
*** 31-12-2001.**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-12-2001	31-12-2000	31-12-2001	31-12-2000
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	346,861	219,163	643,160	459,781
	(b)	Investment income				
	(c)	Other income	27,860	28,026	53,912	55,625
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	63,832	47,417	120,766	96,936
	(b)	Finance Cost	-38,567	-39,459	-78,074	-79,688
	(c)	Depreciation and amortisation	-11,675	-12,950	-23,274	-25,585
	(d)	Exceptional items	-24,000		-47,000	
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-10,410	-4,992	-27,582	-8,337

LION LAND BERHAD (415-D)

Secretary

21 FEB 2002

(f)	Share of profits and losses of associated companies	-2,209	-768	-4,411	-2,391
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-12,619	-5,760	-31,993	-10,728
(h)	Income tax	-1,330	-1,075	-3,035	-2,988
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-13,949	-6,835	-35,028	-13,716
(ii)	Minority interests	57	1,320	877	2,818
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-13,892	-5,515	-34,151	-10,898
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-13,892	-5,515	-34,151	-10,898
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-2.34	-0.93	-5.76	-1.84
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)				
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	1.0300	1.0800

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Llb.xls

LION LAND BERHAD (415-D)

Secretary

2 1 FEB 2002

LION LAND BERHAD (415-D)
(Incorporated In Malaysia)

QUARTERLY REPORT

Quarterly report on consolidated results for the second quarter ended 31/12/2001.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
				CURRENT YEAR QUARTER 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM'000	CURRENT YEAR TO DATE 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM'000
1.	(a)	Revenue		346,861	219,163	643,160	459,781
	(b)	Investment income		-	-	-	-
	(c)	Other income		27,860	28,026	53,912	55,625
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items		63,832	47,417	120,766	96,936
	(b)	Finance cost		(38,567)	(39,459)	(78,074)	(79,688)
	(c)	Depreciation and amortisation		(11,675)	(12,950)	(23,274)	(25,585)
	(d)	Exceptional items	2	(24,000)	-	(47,000)	-
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items		(10,410)	(4,992)	(27,582)	(8,337)
	(f)	Share of profits and losses of associated companies		(2,209)	(768)	(4,411)	(2,391)
	(g)	Profit/(loss) before income tax, minority interests and extraordinary items		(12,619)	(5,760)	(31,993)	(10,728)
	(h)	Income tax	4	(1,330)	(1,075)	(3,035)	(2,988)
	(i)	(i) Profit/(loss) after income tax before deducting minority interests		(13,949)	(6,835)	(35,028)	(13,716)
		(ii) Less minority interests		57	1,320	877	2,818
	(j)	Pre-acquisition profit/(loss), if applicable		-	-	-	-
	(k)	Net profit/(loss) from ordinary activities attributable to members of the company		(13,892)	(5,515)	(34,151)	(10,898)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit/(loss) attributable to members of the company		(13,892)	(5,515)	(34,151)	(10,898)
3.		Earnings/(loss) per share based on 2(m) above after deducting any provision for preference dividends :-					
	(a)	Basic (based on 593.4 million ordinary shares) (sen)		(2.34)	(0.93)	(5.76)	(1.84)
	(b)	Fully diluted		-	-	-	-

LION LAND BERHAD (415-D)

(Incorporated In Malaysia)

QUARTERLY REPORT (Cont'd)

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 31/12/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2001 RM'000
1.	Property, plant and equipment		1,283,512	1,305,531
2.	Investment property		189,000	189,000
3.	Property development projects		158,046	157,957
4.	Investment in associated companies		79,131	83,508
5.	Long term investments		83,569	83,807
6.	Goodwill		175,216	180,135
7.	Other intangible assets		17,136	13,003
8.	Current assets			
	- Inventories		310,822	256,692
	- Property development projects		14,873	22,565
	- Amount due by contract customers		3,082	3,025
	- Amount owing by related companies		1,357,521	1,348,757
	- Trade receivables		244,160	185,308
	- Other receivables, deposits and prepayments		194,751	175,099
	- Deposits, cash and bank balances		105,671	101,181
			2,230,880	2,092,627
9.	Current liabilities			
	- Trade payables		220,359	165,085
	- Other payables		952,279	857,787
	- Amount due to contract customers		1,443	1,456
	- Amount owing to related companies		137,177	134,212
	- Short term borrowings	10	1,969,082	1,972,194
	- Provision for taxation		43,784	47,473
	- Proposed dividend		-	427
			3,324,124	3,178,634
10.	Net current assets/(liabilities)		(1,093,244)	(1,086,007)
			892,366	926,934
11.	Shareholders' funds			
	Share capital		593,380	593,380
	Reserves			
	- Share premium		515,190	515,190
	- Revaluation reserve		62,685	62,685
	- Retained profit / (loss)		(429,010)	(394,859)
	- Others		61,031	60,542
			803,276	836,938
12.	Minority interests		34,386	35,193
13.	Long term borrowings	10	40,000	40,000
14.	Other long term liabilities		3,323	3,397
15.	Deferred taxation		11,381	11,406
			892,366	926,934
16.	Net tangible assets per share (RM)		1.03	1.08

NOTES

1. **ACCOUNTING POLICIES**

The quarterly financial statements of the Group are prepared using accounting policies and methods of computation consistent with those adopted in the most recent annual audited financial statements and in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board ("MASB") that are applicable for the current financial year. There have been no significant changes to these policies.

2. **EXCEPTIONAL ITEMS**

Exceptional item for the current quarter and financial year-to-date comprises provision for doubtful debts in respect of amount owing by ultimate holding company.

3. **EXTRAORDINARY ITEMS**

There were no extraordinary items for the current quarter and financial year-to-date.

4. **INCOME TAX**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2001	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000	CURRENT YEAR TO DATE 31/12/2001	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000
Income tax includes :-	RM'000	RM'000	RM'000	RM'000
(a) Current	1,379	1,697	3,084	3,624
(b) Deferred	(25)	(34)	(25)	(48)
(c) Under / (over) provision in prior years	11	(588)	11	(588)
(d) Associated companies	(35)	-	(35)	-
	1,330	1,075	3,035	2,988

Income tax is provided for the current quarter and financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies cannot be offset for tax purposes against profit of other subsidiary companies within the Group.

5. **UNQUOTED INVESTMENTS AND / OR PROPERTIES**

There were no material gain or loss on disposal of unquoted investments or properties for the current quarter and financial year-to-date.

6. **QUOTED INVESTMENTS**

There were no purchase or disposal of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows :-

	RM'000
At cost	4,910
At book value	4,910
At market value	2,701

7. **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no changes in the composition of the Group for the current quarter and financial year-to-date.

8. **STATUS OF CORPORATE PROPOSALS**

No	Date of Announcement	Subject	Status
1.	16.02.2001 and 10.07.2001	Proposed acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB") from Johor Corporation ("JCorp"). ("Proposed Acquisition") In satisfying the consideration for the Proposed Acquisition, AMSB shall procure Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company, to; i) pay cash of RM 17.25 million to JCorp; and ii) undertake the following transactions : a. Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by Amsteel to JCorp. b. Proposed settlement of intercompany indebtedness between AMSB and Amsteel.	Approvals obtained from : a. Ministry of International Trade and Industry ("MITI") on 13.06.2001 and 09.09.2001 for the Proposed Acquisition; b. Ministry of Finance ("MOF") on 13.06.2001 for the Proposed Acquisition; and c. Foreign Investment Committee ("FIC") on 15.06.2001 and 27.06.2001 for the proposed disposals. Pending approvals of : a. Shareholders of Amsteel and LLB; b. Creditors of Amsteel, AKR, AMSB and LLB; and c. Any other relevant authorities.
2.	10.08.2000	Proposed disposal of a piece of industrial land with buildings erected thereon to Likom Caseworks Sdn Bhd for a sale consideration of RM 93.15 million.	Approval of the relevant lenders of the Company has been obtained. Pending approvals of : a. Shareholders of the Company; b. Singapore Exchange Securities Trading Limited; c. Kuala Lumpur Stock Exchange; and d. Any other relevant authorities.
2.1	11.07.2001	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM 0.01 each currently held by the Company from 29.06.2001 until the earlier of the following dates : a. within 21 days from the listing of Likom Electronic Pte Ltd on the Singapore Exchange Securities Trading Limited; and b. on 28.12.2002.	Pending approvals of : a. Shareholders of LLB; and b. Any other relevant authorities.
3.	05.07.2000, 19.10.2000, 30.03.2001, 02.05.2001 and 08.10.2001	Proposed groupwide restructuring scheme (as revised) with the objective to: a. consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; and b. reorganise and restructure the Group's business. ("Proposed GWRS"). The Proposed GWRS involves inter-alia the following corporate proposals :	Pending approvals of : a. Bank Negara Malaysia; b. FIC; c. Securities Commission; d. MITI; e. Kuala Lumpur Stock Exchange; f. Scheme Creditors; g. Shareholders of the Company and all the other participating companies concerned; and h. Any other relevant authorities.
3.1		Proposed reduction of RM 0.25 in each of the existing issued and paid-up capital of RM 1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM 0.75 each into 3 ordinary shares of RM 1.00 each.	

3/...

No	Date of Announcement	Subject	Status
3.2		Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") from Amsteel Group for a consideration of RM 201.50 million.	Court order granted by the High Court of Malaya to convene meetings of creditors of the relevant companies to approve the Proposed GWRS within 6 months from 23.08.2001 pursuant to Section 176 subsection (1) of the Companies Act, 1965. An application to further extend the time period for convening the meetings of creditors for a period of 6 months was filed with the High Court on 08.02.2002.
3.3		Proposed acquisition of 100% equity interest in Posim Berhad from Avenel Sdn Bhd ("Avenel"), Tan Sri William Cheng and associates and the minority shareholders for a consideration of RM 637.64 million.	
3.4		Proposed disposal of 25% equity interest in Avenel to Amsteel and the payment to Amsteel of RM 81.62 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.	
3.5		Proposed issue of LLB Bonds and LLB Consolidated and Rescheduled USD debts to settle its financial institution creditors and intercompany balances.	
3.6		Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Amsteel for a consideration of RM 35.66 million.	

9. **ISSUANCES AND REPAYMENT OF DEBT AND EQUITY SECURITIES**

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares or resale of treasury shares for the current financial year-to-date.

10. **GROUP BORROWINGS AND DEBT SECURITIES**

The Group's borrowings as at end of the reporting period are as follows :-

	Short Term RM'000	Long Term RM'000	TOTAL RM'000
Secured	74,767	-	74,767
Unsecured	1,894,315	40,000	1,934,315
	1,969,082	40,000	2,009,082

The Group's borrowings are denominated in the following currencies:-	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,090,810
- US Dollar	239,229	909,071
- Chinese Renminbi	20,041	9,201
		2,009,082

11. **CONTINGENT LIABILITIES**

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company remain at RM 191 million.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed also remain at RM 10.6 million.

12. **OFF BALANCE SHEET FINANCIAL INSTRUMENTS**

There were no financial instruments with off balance sheet risk at the date of this report.

13. **MATERIAL LITIGATION**

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Bank Berhad) ("Affin") has sued LLB for recovery of the sum of RM 31,975,996.50 being the amount outstanding under the Revolving Credit Facility of RM 30 million granted by Affin to LLB.

The Court has not fixed a hearing date for the suit and the Directors have been advised that LLB has a defence to the claim.

4/...

14. SEGMENTAL INFORMATION

Financial information for the 6-month period is as follows :-

	Revenue	Profit / (Loss)	Total Assets Employed
Industry	RM'000	RM'000	RM'000
Steel operations	571,337	43,703	2,828,122
Property	33,988	9,528	826,489
Construction	16,664	(291)	201,472
Others	21,171	(8,031)	281,276
	643,160	44,909	4,137,359
Non-segment activities			
- Exceptional item : Provision for doubtful debts		(47,000)	-
- Others		(25,491)	-
		(27,582)	4,137,359
Associated companies		(4,411)	79,131
		(31,993)	4,216,490
Geographical			
Malaysia	630,909	50,577	3,879,870
Overseas	12,251	(5,668)	257,489
	643,160	44,909	4,137,359
Non-segment activities			
- Exceptional item : Provision for doubtful debts		(47,000)	-
- Others		(25,491)	-
		(27,582)	4,137,359
Associated companies		(4,411)	79,131
		(31,993)	4,216,490

Others non-segment activities consist of finance costs net of interest income and business development expenses which are not directly attributable to any segment.

15. COMPARISON WITH THE PRECEDING QUARTER

The Group recorded an increase in revenue and operating profit of RM 347 million and RM 64 million respectively. The improvement from the previous quarter and preceeding year's corresponding quarter was mainly contributed by our Steel Division resulting from an increase in demand in the domestic steel market.

16. REVIEW OF PERFORMANCE

With the stronger demand for steel products in the domestic market coupled with improvement in production efficiencies, the Group has recorded a higher revenue and operating profit for the first six months.

17. SUBSEQUENT EVENT

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group is not subject to material seasonal or cyclical effects.

19. PROSPECTS

Barring unforeseen circumstances, the Directors expect the operating environment to remain competitive in the next quarter.

20. VARIANCE OF ACTUAL RESULTS FROM FORECASTED PROFIT AND SHORTFALL IN PROFIT GUARANTEE

Not applicable.

21. DIVIDEND

No interim dividend has been recommended for the current quarter and financial year-to-date.